Exhibit 2.1

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

Our authorized share capital consists of 500,000,000 ordinary shares of a par value of $0.0002 per share, and 1,000,000 preferred shares, of a par value of $0.0002 per share. As of August 12, 2024, 15,929,451 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

We have adopted an amended and restated memorandum and articles of association. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 20-F.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	out of profits; or

●	out of the company’s “share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of a majority of at least two-thirds of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by our amended and restated memorandum and articles of association or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as a shareholder as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the amended and restated memorandum and articles of association, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of director not to have a material adverse effect upon such rights, otherwise, any such variation shall be made only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or life the corporate veil).

Preferred Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Cumulative Voting. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting.

Amendment of Governing Documents. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Warrants

In July 2020, we issued non-redeemable warrants to purchase an aggregate of 150,000 ordinary shares to underwriters in our initial public offering and certain of its affiliates. Such warrants are exercisable by the warrant holders, from December 27, 2020 to 5:00 p.m., Eastern time, June 30, 2025, to purchase, in whole or in part, up to 150,000 shares of our ordinary shares at a price of $6.00 per share and have cashless exercise options, subject to standard anti-dilution adjustments for share sub-divisions and similar transactions. Such warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). Except as permitted by Rule 5110(g)(1), the underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities prior to December 27, 2020. As of August 16, 2024, all such warrants remain outstanding.

On March 8, 2022, Skillful Craftsman issued to Tadpole Investing Carnival Limited, a British Virgin Islands company, a warrant to purchase the ordinary shares of Skillful Craftsman for an aggregate exercise price of no more than $10,000,000. Subject to certain limitations that are described below in this paragraph, up until January 3, 2025, the holder may exercise the warrant at the exercise price, which will be (x) $1.80 per share for any part of the warrant that is exercised between March 8, 2022 and January 3, 2023, (y) $2.50 per share for any part of the warrant that is exercised between January 4, 2023 and January 3, 2024, and (z) $3.00 per share for any part of the warrant that is exercised between January 4, 2024 and January 3, 2025, by delivering required documents to Skillful Craftsman. Without the prior written consent of Skillful Craftsman, the holder may not exercise the warrant for more than (i) $4,000,000 up until January 3, 2023, (ii) $7,000,000 up until January 3, 2024, and (iii) $10,000,000 up until January 3, 2025. As of August 16, 2024, no exercise of warrant has occurred.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “EDTK.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer LLC. The transfer agent and registrar’s address is 18 Lafayette Pl, Woodmere, NY 11598.